Exhibit 99.1

SILVERCORP CHANGES FISCAL 2026 FINANCIAL RESULTS RELEASE DATE TO MAY 26, 2026

Trading Symbol:   TSX/NYSE AMERICAN: SVM

VANCOUVER, BC, May 22, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) provides an update that, as a result of certain scheduling factors, it expects to release its Fiscal 2026 audited financial results on Tuesday, May 26, 2026, after market close.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held on Friday, May 29, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-510-2154
China Toll: 864000211716
International/Local Toll: 437-900-0527
Conference ID: 21137

Participants should dial-in 10 – 15 minutes prior to the start time. A replay of the conference call and transcript will be available on the Company's website at www.silvercorpmetals.com.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the prospective timing of issuing financial statements and securities filings.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorp.ca.

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SOURCE Silvercorp Metals Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2026/22/c9404.html

%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 08:00e 22-MAY-26